Nepia, Inc.
Tian Bei West Road
Yung Guang Tian Di Ming Xing
Ge, Unit 1503, Shenzhen, People's Republic of China,

June 6, 2011

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Edward M. Kelly, Esq.

Re:          Nepia, Inc.
Registration Statement on Form S-1
Filed April 25, 2011
File No. 333-173699

Dear Mr. Kelly:

I write on behalf of Nepia, Inc., (the “Company”) in response to Staff’s letter of May 16, 2011, by Pamela A. Long,  Assistant Director of Division of Corporate Finance of the United States Securities and Exchange Commission regarding the above-referenced Registration Statement on Form S-1, filed May 16, 2011.  Here are the Company’s responses.

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1.
Disclosure. Indicates that Nepia is a development stage company involved primarily in organizational activities to date with nominal assets, nominal working capital. no formal commitments or arrangements for raising additional finane.ing. no product ready for commercial sale, and no established manufacturing, marketing, sales, and support organizations. These and other facts suggest that Nepia's proposed business is commensurate in scope with the uncertainty ordinarily associa.ted with a blank check company and that Nepia should comply with Rule 419 of Regulation C under the Securities Act. Please provide us your analysis as to why you believe Rule 419 does not apply to your offering or revise the registration statement to comply with Rule 419 and confirm that you will file P05t~ effective amendments as required by Rule 419( d) and (e). Please note that the offer must contain the terms set forth in Rule 41 9(e)(2).

The Company is not a “blank check company” as defined by Rule 419 of the Securities Act of 1933, as amended, and therefore the Registration Statement need not comply with the requirements of Rule 419.  As explained in detail in the Registration Statement, the purpose of the Company is to design, manufacture, and sell small boilers aimed at farmers primarily in Southeast Asia.  The Company has no plans or intentions to merge with any other entity.

The above points made by the staff correctly suggest that the Company is a start-up company, and the Commission has given specific guidance that, “Start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.”  Securities Act Release No. 33-6932.

Furthermore, the Company believes it would be misleading to inform prospective investors that it intends to acquire some other business or company, when it has no intention to do so.  And pragmatically, complying with Rule 419 would render the Registration Statement completely incoherent in light of the detailed business plan, risk factors, and other information disclosed throughout.

Edward M. Kelly, Esq.
United States Securities and Exchange Commission
June 6, 2011

2.
It appears that Nepia is a shell company. See Rule 405 under the Securities Act of 1933 for the Commission's definition of a shell company. Please revise the disclosure throughout the registration statement to indicate that Nepia is a shell company.

The Company revised the Registration Statement to indicate that the Company is a shell company throughout.

3.
Given the size of the offering relative to the number of shares presently outstanding held by non-affiliates as well as the nature of the offering, the identity of the selling shareholders, and the length of time for which they have held their securities, we are concerned that this transaction could be a primary offering of your shares to the public with the selling shareholders acting as a conduit in a distribution to the public. Please provide us a detailed analysis as to why the proposed offering is not a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made under Rule 415(a)(I)(i) of Regulation C. We may have further comments after reviewing your response. Please refer to Question 612.09 of our Compliance and Disclosure Interpretations for Securities Act Rules, which can be found on our website.

The Company believes that the sale of the securities registered on the Registration Statement by and on behalf of the selling stockholders named therein is appropriately characterized as a secondary offering that is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i), and does not constitute an indirect primary offering by the Company.  Rule 415(a)(1)(i) allows securities to be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to “[s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” The Registration Statement has been filed on behalf of the selling stockholders, none of whom is a subsidiary of the Company and the Company is not a subsidiary of any of the selling stockholders.

As provided in the Staff’s guidance set forth in Securities Act Rules Compliance and Disclosure Interpretations Question 612.09, “The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

The Company believes that facts strongly suggest that the Registration Statement is a secondary offering and not a primary offering.  The selling shareholders, who are all non-affiliates, have held their shares for over five months and by the time this Registration Statement becomes effective they will have held their shares much longer than the six month holding period under Rule 144, which serves as a safe harbor from the Section 2(a)(11) definition of an “underwriter.”

The shareholders received their shares in exchange for cash to fund the company in a private placement offering.  This offering was closed on December 15, 2010 and each of the selling shareholders purchased their shares for a price of $0.02 per share.

The selling stockholders have no connection to the Company other than as investors.  The Company will receive no proceeds from the sale of the shares by the selling stockholders. None of the selling stockholders are in the business of underwriting securities and the Company has no contracts, commitments, arrangements or understandings with any of the selling stockholders to create a public market or transact any transaction in its securities.  As such, the selling stockholders are not acting as a conduit for the Company, and the Company believes the instant registered offering is properly suited as a secondary offering and not an indirect primary offering.

Edward M. Kelly, Esq.
United States Securities and Exchange Commission
June 6, 2011

4.
Please identify the sources for the industry and scientific information that you provide in the business section. We note that you have provided numerous factual statements, but you do not indicate whether the source of this information is management's belief, industry data, scientific reports, general articles, or some other source. If the information is based upon management's belief, so indicate and please provide an explanation for the basis of management's belief. If this information is based upon other sources, please provide us copies of those sources, please disclose the date of those sources and whether the information represents the most recently available data and remains reliable. If Nepia funded or is otherwise affiliated with any of the sources~ so indicate. Otherwise, please confirm that the sources are widely available to the public. If any sources are unavailable publicly~ please file consents or explain to list Why Nepia is not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act. To expedite our review, please provide us copies of each source, marked clearly to highlight the portion or section that contains this information. and cross reference it to the appropriate location in the registration statement.

In response to Question #4, we have modified the Registration Statement to indicate that the primary sources of the scientific information that we provide in the business section are two books: High Pressure Boilers by Frederick Steingress, Harold J. Frost and Daryl R. Walker; and Low Pressure Boilers by Frederick Steingress and Daryl R. Walker. The books were published in 2009 and 2008, respectively, and represent a comprehensive representation of the current state of the science behind boilers, as well as their mechanical functioning. Additionally, we have modified the registration statement to indicate the sources of our industry information on straw burning boilers, which is primarily reported specifically in The Research Update printed in July, 1995 by the Alberta Farm Machinery Research Centre and the Prairie Agricultural Machinery Institute, and reviewed/revised on January 6, 2010 by the Agricultural Technology Centre of the Government of Alberta, Canada. This report, as well as information on the revision date, can be accessed at http://www1.agric.gov.ab.ca/$department/deptdocs.nsf/all/eng3127. We have also modified the registration statement, so that any information provided as management’s belief is clearly indicated to be such. Nepia is not funded by or otherwise affiliated with any of the sources of information or the authors. These sources are widely available to the public through book stores, public libraries, and the internet.

Registration Statement’s Facing Page

5.	The EDGAR system indicates that Nepia's primary standard industrial classification or SIC code number is 3430. Please include Nepia's primary SIC code number when you amend the registration statement.

The Company included the SIC code.

6.	Please include Nepia's Internal Revenue Service employer identification number when you amend the registration statement.

The Company is in the process of acquiring an EIN number, but it is a lengthy process with the IRS for companies with foreign management.  The Company will supplement when the EIN is received.

Summary, page 5

7.	Please clarify here and throughout the registration statement that Nepia intends to sell its product in China initially and only later in other Asian countries. We note the disclosure on page 29.

The Company clarified the disclosure throughout the registration statement.

Edward M. Kelly, Esq.
United States Securities and Exchange Commission
June 6, 2011

Risk Factors, page 7

8.
Note 5 to the financial statements on page F-8 indicates that Nepia's directors and sale executive officer are involved in other activities and most likely will become involved in other business activities in the future. To the extent applicable, please add a discrete risk factor which addresses any potential conflicts of interest of the directors and sole executive officer. Further, please indicate here and in the directors, executive officers, promoters, and control persons section the approximate amount of time that the sole executive officer intends to give to Nepia and its business.

The Company included a risk factor to address these concerns.

9.
Since Nepia's assets, directors and sole executive officer are located outside of the United States, please include a discrete risk factor which addresses the difficulty of effecting service of process within the United States upon Nepia and these persons and on enforcing a judgment obtained in a United States court against the assets of Nepia and these persons.

The Company included a risk factor to address these concerns.

Because our auditor has issued a going concern opinion, page 7

10.
The statement that Nepia has earned limited revenue since its inception is inconsistent with disclosures throughout the registration statement that Nepia has earned no revenues to date. Please reconcile the disclosures.

The Company revised the disclosure to address the inconsistency.

Because we may be unable to complete our development, manufacturing and commercialization of  our small boilers, page 8

11.	Please elaborate sufficiently upon each factor including each factor's status as of the date of the prospectus, so that investors may assess the risk and its. magnitude.

The Company elaborated on each factor as requested.

Because we intend to offer our product in China and other countries throughout Asia, page 11

12.
Since Nepia is located in China and intends to sell its product initially in China and only later in other Asian countries~ please provide in one or more discrete risk factors a discussion of the material risks for a company doing business in China.

The Company included a set of risk factors for doing business in China.

Edward M. Kelly, Esq.
United States Securities and Exchange Commission
June 6, 2011

Because the industry is dependent upon general economic conditions and uncertainties, page 11

13.
Please clarify to what country the phrase ''The national economy" is referring. Further, elaborate sufficiently upon each factor and condition in that country so that investors may assess the risk and its magnitude.

The Company included a set of risk factors for doing business in China.

Because our President and Director, Li Deng Ke, and Director. Xiong Chao lun own an aggregate of 48% of our outstanding common stock, page 12

14.	We assume that use of the word "he" rather than the word "they" in the second sentence is inadvertent. Please revise.

The Company revised the disclosure as suggested.

Selling Shareholders, page 17

15.
Please revise the column "Percent Owned Upon Completion of this Offering to reflect the percentage of the class of securities to be owned by each selling shareholder after completion of the offering. Item 507 of Regulation S-K. Note that the percentage is based upon the 2,625,000 shares of common stock outstanding on Apri120~ 2011 and not on the shares owned by each shareholder before the offering.

The Company revised the column in the table to reflect percentage of issued and outstanding.

Plan of Distribution, page 18

16.
We note your statement on page 19 that "[ t]he shares may also be sold in compliance with the Securities and Exchange Commission's Rule 144." As a shell company, the availability of Rule 14410 your shareholders is limited. See Rule 144(i) under the Securities Act of 1933. Please revise your disclosure accordingly.

The Company revised the disclosure to indicate that the shares may not be sold pursuant to Rule 144 because the Company is a shell company.

17.	Please revise your disclosure to state that the selling shareholders are underwriters within the meaning of the Securities. Act.

The selling shareholders are not underwriters.  See response to comment 3 above.

Edward M. Kelly, Esq.
United States Securities and Exchange Commission
June 6, 2011

Interests of Named Experts and Counsel. page 24

18.	Please provide counsel's address as required by paragraph 23 of Schedule A of the Securities Act.

The Company included counsel’s address to the disclosure.

Business of Company, page 25

19.
Disclosure indicates that Nepia is early in the process of designing and developing its straw-burning boiler prototype. Please clarify the degree to which design has progressed and whether further engineering is necessary. Clarify also whether an independent third party will test the product before its sale commercially and whether an independent third party must approve the product before its sale commercially.

The Company modified its disclosures to address these issues.

Competition, page 30

20.
The statement that Nepia faces some competition in the boiler market is inconsistent with disclosure in the risk factor section and elsewhere that Nepia faces substantial competition. Please reconcile the disclosures.

The Company reconciled the disclosures.

Director Compensation. page 38

21.	Since Nepia's fiscal year ends October 31, we assume that the phrase “in the year ended March 31, 2011" is inadvertent. Please revise.

The Company’s fiscal year end is March 31, and has been revised throughout to reflect this.

 Available Information... page 40

22.
We note the “qualified in their entirety” language. You may not qualify information in the prospectus by reference to information outside the prospectus unless incorporation by reference or a summary of a docum.ent filed as an exhibit is required by the form. See Rule 411 (c) of Regulation C under the Securities Act.

The Company removed the “qualified in their entirety” language.

Edward M. Kelly, Esq.
United States Securities and Exchange Commission
June 6, 2011

Undertakings. page 43

23.	Since the undertakings in paragraphs (4)(a)(i), (4(a)(ii), and (5) are inapplicable to this offering, please delete them.

The Company removed the undertakings as requested.

Closing

As appropriate, please: amend your registration statement in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge an persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company" s disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement~ it should furnish a letter at the time of the request acknowledging that:

•	Should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.
•
The action of the Commission Or the staff; acting pursuant to delegated authority) in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

In response to this comment, the Company

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Li Deng Kei
Mr. Li Deng Kei
Enclosure (Acknowledgment by the Company)